

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2017

Hamid Hashemi
Chief Executive Officer
iPic Entertainment Inc.
Mizner Park
433 Plaza Real
Suite 335
Boca Raton, FL 33432

> **Re:** **iPic Entertainment Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 13, 2017**
> **File No. 024-10773**

Dear Mr. Hashemi:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated November 17, 2017.

Summary of the Transactions, page 2

1. Please balance the last sentence of the second paragraph on page 4 by briefly discussing the likelihood you will realize significant cash tax benefits from the arrangement given your history of losses and the risks you describe in the last paragraph on page 23. Please similarly revise the last sentence of the first paragraph on page 32.

2. Refer to the organizational diagram on pages 4 and 32. To the extent that certain historic iPic equity owners are redeeming in connection with the transactions, please depict the Original iPic Equity Owners and Continuing iPic Equity Owners separately in the diagram. Alternatively, if the Original iPic Equity Owners are synonymous with

Continuing iPic Equity Owners for the purposes of the diagram, please revise for consistency.

Holdings LLC Agreement, page 33

LLC Interest Redemption Right, page 33

3. We note your response to our prior comment 8. Please clarify why, to the extent LLC interests are redeemed for cash on-hand of Holdings, there would be no need to issue additional LLC interests or shares of Class A common stock to preserve the one-for-one correspondence between the number of Class A shares issued by and number of LLC interests owned by you. For example, clarify if Holdings would hold redeemed LLC interests in treasury rather than canceling them.

Pricing of the Offering, page 97

4. We note your response to our prior comment 6. Please reconcile with your statement on page 97 that "The issuer intends to price the Offering after its qualification pursuant to Rule 253(b)."

Financial Statements

Consolidated Statements of Cash Flows, page F-9

5. We note your response to our prior comment 13. To the extent applicable, please revise the caption from change in deferred rent liability to lease incentive payments received from lessors.

6. We note your response to our prior comment 14. You state that cash interest is paid during the year. Please clarify for us whether you deferred any interest on borrowings in the years presented. In this regard, we note your disclosure in Note 5 – Borrowings that principal and interest on a number of your borrowings is only paid if distributions are due. It appears from your response to prior comment 16 that you did not have any excess cash flows that would necessitate payment on the notes.

Note 2 – Investment in Affiliate, Page F-34

7. We note your response to our previous comments 17 and 18. However, you have not revised your disclosure to disclose the substance and business purpose of this transaction. Please revise accordingly.

8. We also note that you are no longer consolidating Del Ray and have determined that you no longer are the primary beneficiary. Please tell us what changed that caused the change in your accounting treatment of Del Ray.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3191 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure